Filed by Horizon Quantum Holdings Ltd.

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: dMY Squared Technology Group, Inc.

Commission File No.: 333-292737

The following is a transcript of the March 11, 2026 Absolute Return Podcast interview between dMY Squared Technology Group, Inc. (“dMY”) Chaiman, Harry You and the CEO of Accelerate Financial Technologies Inc., Julian Klymochko, regarding dMY’s previously announced business combination (the “Business Combination”) with Horizon Quantum Computing Ltd. (“Horizon”) and Horizon Quantum Holdings Ltd. (“Horizon Quantum”).

Absolute Return Podcast — Transcript

MR. KLYMOCHKO: I’m really excited today to have Harry You on the show. Legendary SPAC sponsor, just has done a tremendous amount and some of the best deals that we’ve seen in the past several years. So Harry, thank you for coming on the show. How are you?

MR. YOU: Excellent. Thank you for having me, Julian.

MR. KLYMOCHKO: So excited to get into it. I wanted to start out on kind of earlier in your career. You held senior roles at Oracle and EMC, very large technology companies. What did those experiences teach you about scaling tech businesses?

MR. YOU: Well, I’ll — if you don’t mind my digressing a little bit, because I’d like to — I appreciate what you said relative to how our SPACs have performed, but I’ll give you some background before those events on how — whether it was conscious or totally unconscious and accidental — I got well prepared to be a SPAC sponsor. And so the first half of my career, I was in investment banking and ended up being a partner in the technology investment banking area of Morgan Stanley. And so the seminal part of that experience, Julian, other than getting to know a lot of these companies, is we would have these open meetings every Monday morning reviewing potential IPOs. And so just watching the tribal elders go thumbs up or thumbs down on which companies would be prone to be successful IPOs and which weren’t. That’s about one of the great iterative learning experiences you have because you just get this database with multiple data points and so you have your own kind of model of what works or not. Um, after that, now to get to the time you mentioned, I was fortunate — right around the time the dot-com bubble was starting to burst — to become CFO of Accenture, two months before they went public. And so it was a great group of partners at a private partnership going public. They owned a hundred percent of the business and we had to over time sell the partner’s stock. And so you became really astute and adept at making sure that you were engendering the best possible relationship with the public shareholders because you were not only performing to make sure the stock did well contemporaneously, but you wanted there to be long-term success so that people would continue to buy the partner’s stock because it was a huge amount of stock and it would take many years for people to meaningfully sell down what they held. And the great cultural precept which Accenture had — there were a half dozen guiding principles like most great companies had — but one was stewardship and it always stuck in me because it was very akin to what my father would always say: to sort of leave the park better than when you used it. And so similarly, I think that view towards the long term, but making sure that you’re not making some short-term trade-offs to bump up the stock price and then impairing the long-term trajectory, was helpful.

MR. YOU: Then I went to become CFO at Oracle and that was the beginning of when Oracle decided to acquire companies. So I was ostensibly brought in to help get the hostile takeover of PeopleSoft done. And that started a string of acquisitions for Oracle. And then Larry relented and started buying back stock for the first time in the company’s history. But most important was just to see how he expanded his position, made sure any footholds he had grew, and just a relentless drive to operating efficiency. So you kind of realize when you see someone do it in action how critical it is. And he used to have — and we were then an 80, 90 billion market cap company, so still quite large even in today’s standards — but he would personally approve any procurement item over $25,000. So you just realize that to get to that level of excellence and success, all the great ones — whether it’s Larry, Gates and Ballmer, Steve Jobs — they’re just incredibly focused on the detail of the business. After that, I went to become CEO of what was formerly KPMG Consulting. So I had to see what it was like running 20,000 people. So that also gave me a great perspective. And in both the KPMG Consulting and Accenture cases, what proved to be helpful also for my SPAC experiences is we installed financial systems. And what people underappreciate is when you have a company that’s going public, you need to make sure you have all the fundamental financial systems and controls and other metrics all wired up before you go public. It’s almost like saying, “Wow, we’re going public. We’re going to fly the plane for the first time, but our avionics or instrumentation panel is not complete.” It just doesn’t work. And that’s what I think a lot of sponsors, let alone companies, don’t appreciate when they go public.

MR. YOU: Then I’m almost getting near the end to fully answer your question. I ran the chairman’s office at EMC and one of the things that reported to me was all our M&A and venture investment activity. And so what was fascinating there is we made about 450 venture investments while I was there — almost a decade — and we did 112 acquisitions. And so added to the Morgan Stanley experience, you really see, Julian, what works and doesn’t work because some of the deals were wildly successful, others were mediocre, and a small percentage were terrible and you regretted that you did them. But one of the things that came out that’s seminal relative to the bulk of our discussion here on Horizon Quantum is we acquired VMware in 2004 for $625 million. And we actually, as we were making all these acquisitions and investments, my boss, the CEO, commissioned Bain to do a study of the best tech investments over the last previous four decades, and we looked at all the subsectors. And by far the best are operating systems or software infrastructure companies. And so the obvious example is Microsoft, right? That’s the operating system for personal computers and later servers as well. And when you look at VMware, it’s the de facto operating system for data centers. So we bought it for $625 million in 2004. In 2016, VMware and EMC — the storage side of the business — were sold to Dell for $62 billion. And then — perhaps not coincidentally — I’m currently on the board of Broadcom, so that’s a pretty amazing situation in and of itself. We bought VMware for $91 billion, 20 years to the day, in fact, in 2024. And so in the last year and a half, Hock Tan, our brilliant CEO at Broadcom, has tripled the free cash flow. He has also rejuvenated the growth to 20% per annum. So VMware is probably worth about $400 billion.

MR. YOU: So Julian, to give you the endpoint, you go from $625 million to $400 billion. One could argue it’s the best tech M&A deal of all time. But then you look at the Microsoft data point, right? It’s like Bill Gates with a bunch of programmers in New Mexico and then now it’s the several trillion dollar behemoth that it is today. And all of those things are really the inspiration for Horizon Quantum. One of our previous SPACs was IonQ, which we wanted to be first — it was the first publicly traded quantum computing company. And it’s done very well. At the time, it had — and this is only under five years ago — had $300,000 of revenue. Now I think my former partner who’s the CEO has said he’ll do over $240 million of revenue. And that pace, to give you a sense, is faster than the pace of a Microsoft or Google when you look at the first five years of ramping revenue. And so what we did — which we’re also doing with Horizon Quantum, which is part of our playbook for making our De-SPAC successful — is we brought in for IonQ 20 strategic investors. So it’d be the likes of Amazon, Google, Michael Dell personally, Marc Benioff personally, Bill Gates personally, Samsung Electronics, Hyundai Motor, Robert Bosch, Lockheed Martin. And of those 20, six of the 20 committed to revenue contracts. So I kind of feel like to step back a second — you know, if you simply did a SPAC, and one of the challenges of doing a SPAC is if a company is a good company, if they’re an A or A minus company, they’ll just do an IPO. They don’t need to do the SPAC thing. And so I think from the very first SPAC I did with my partners then, we said, who wants to do a B or B plus company and take it public? And so what we’ve gravitated towards is doing companies that are earlier than when they traditionally or typically might go public, but which are A companies. But then to extend the analogy, it’s a bit like birthing a child that’s premature and in neonatal. So what do you do to make sure that tiny infant does better? And so having strategic partners, revenue contracts to give the infant the best possible start in life — even if it’s a bit early in public company life — I’ve felt is really elemental to the success of having these companies do well. And then the other thing which I think people often have a bad stereotype about SPACs — and it’s true unless you specifically address it — is you can get these strategic partners in these SPACs because the other part of my experience at EMC when we made these 450 venture investments, Julian, is every year, you’d kind of wonder because only one would go public per year, maybe two to four would get sold. And so you’d have a little bit of investor remorse. You’d say, “Wow, it was a bright shiny object, but why are we doing this? We’re never going to get our money out of it.” And the interesting thing is when you approach a strategic investor on a company that’s about to go public through a De-SPAC, they know exactly that you are going public and at a certain time. So we had a company like Hyundai Motor and you wouldn’t think a Korean automotive company would be facile to invest in a quantum computing company. But we said, “Look, we’d like to have a contract with you to help design cars and explore new materials for cars. But guys, the company is going public — the end of February or whatever month it was way back when. And if you want to participate, this is the time.” And lo and behold, they jumped on the proverbial bus to make sure they made it. So, Julian, I hope this wasn’t too long, but this is kind of the background of how it all worked. And now when we look at Horizon, I say, here’s the chance. You have two dozen quantum computing companies that have gone public. When you look very rationally at what will happen, there are five or six different types of these computers or modalities. No one knows which type of quantum computer is going to end up being successful. And within each type, you don’t know which one is going to be the most dominant or successful. And so to be able to invest in the software operating system and programming language layer is the best way to hedge one’s bets because in the end, IonQ is a leader, but its success is not fully assured yet. Hopefully, it’ll get there in the next two or three years. But one can get a massive amount of alpha or excess return relative to the market with a software company. We’re going to be first and it’s also wonderfully low or light in capital expenditures. So we’ve looked at this characteristic with all our SPACs. It’s kind of hard to take public a company that’s perpetually going to need money. Horizon has only used $29 million to get to where it is today in capital. And every year, it’s only been using $7 to $9 million. So the burn rate’s low. So the capital we raise here on the SPAC will give it about $30 million. The PIPE has been raised, it’s over $110 million. So with that amount of money, the company has enough to operate on for the foreseeable future. So that’s why I’m enthusiastic. I tried to sort of encompass everything, but hopefully that all made sense, Julian.

MR. KLYMOCHKO: Oh yeah, of course. And really appreciate that detail. Now with that, when people are investing in SPACs and, you know, any investment for that matter, I always encourage people to look at the background and experience of those leading the charge and you certainly have it. On the operating side, working closely with Larry Ellison at Oracle, Hock Tan at Broadcom. These guys are real legends that have grown businesses to the hundreds of billions of dollars. I think Broadcom may be worth more than a trillion. And then

MR. YOU: A trillion and a half.

MR. KLYMOCHKO: Yeah, a trillion and a half, there you have it. And then, you know, being behind one of the greatest tech investments of all time with VMware. And then with your investment banking experience, working at Morgan Stanley — perhaps the best franchise within tech banking — and getting a look at that process on kind of earlier stage IPO candidates. It’s wondering from that perspective — and it certainly inspires investors to back leaders and executives such as yourself — but what sort of key characteristics do you look for in a business such as Horizon Quantum or some of the others that you’ve taken public? In addition to your keys to success, the fact that they perform well.

MR. YOU: Well, really symmetrically to your first comment — and I appreciate the compliment — but in the end, the most important thing is the CEO of the company you’re taking public. I remember when I was a young banker, I was really excited. I was on a due diligence trip and our client at Morgan Stanley was KKR, so I got to ride in Henry Kravis’s helicopter. So I had to ask him, what makes a successful investment? He said, “Harry, it’s really simple. You just got to get a great CEO. If you get a great CEO, it’s easy and you look like an investment genius. If you don’t have a great CEO, it’s really a struggle.” And those words have always resonated. In the case of Horizon, Joe Fitzsimons is a super accomplished quantum physicist. But getting into the detail — and it’s all subjective in the end, Julian — what I have appreciated, and hopefully Joe won’t mind my saying this, is he is very business savvy. And I kind of asked him how he got that way because he’s not the normal professor. I think he taught at Oxford and has a doctorate in quantum physics from there. He said both his parents were entrepreneurs. And so I go, bingo, this is — you get the IQ in someone who’s been trained at one of the best places for quantum physics, super high IQ, but he just watched his parents do two separate businesses. His mom had one and his dad had one. So I said, this is phenomenal, right? Because you’re getting someone who can actually understand how to run a business and he’s been very receptive in terms of the prerequisites to go public. And then we were very fortunate. One of my old colleagues — or he was actually on the competitive side initially — Greg Gould was the number one ranked institutional investor analyst in tech services. So I got to know him when he was a quasi competitor when I was at Morgan Stanley. But then when I became CFO at Accenture, he covered the stock. And so since his time at Goldman where he was a partner, he’s been CFO of a couple of private companies. So I asked Greg if he would help take Horizon public. And that was, Julian, like an incredible blessing or windfall because you have someone of the caliber of a Goldman partner who’s like the number one ranked sell-side analyst for a handful of years — as judged by 1,100 institutional investors — to tell the Horizon story. So a lot of making SPACs do well is building out the team, but fundamentally, Joe is a brilliant physicist and I think he’s a great business person. And so that’s what it takes. I will continue to help as a director, but in the end, it goes back to the Henry Kravis wisdom way back when in his helicopter: you just got to get a great CEO and I think Joe will be a great CEO.

MR. KLYMOCHKO: That’s a great lesson for every investor out there. Now, onto your latest investment, I wanted to get into the details. So your current SPAC, dMY Squared Technology Group, is merging with Horizon Quantum. Tell us about Horizon Quantum and why you’re excited about the company.

MR. YOU: Well, once again, it is going to be the first quantum software company to go public. There is a lot of interest — and some of it is frenzy — relative to after we did the IonQ de-SPAC. There’ve been a couple dozen quantum computing hardware companies that have gone public. But to be the first quantum software company to go public — and once again, it’s in the operating system layer — they are up to 10 partnerships with 10 different quantum hardware companies. And Horizon will present to programmers a programming language and operating system that can be used across multiple companies’ quantum computers. So they have their own test bed. They’re based in Singapore. Joe’s Irish. There are also researchers in Ireland. But they have their own quantum computing test bed. It’d be a little bit like when Bill Gates was writing Microsoft DOS and Windows, you got to buy an IBM PC. I think his first one was an Altair actually. And so Joe’s going to have a hardware test bed, make sure his software runs impeccably on the different computers that are out there. But once again, what’s exciting is in the end, what people may not have thought through carefully, Julian, as the quantum hardware companies have gone public, is you need software to run them. You’re not going to have people go on machine language or code for each computer, learn how that’s done, learn how to program the computer themselves. And also, when you think about it, it’ll be a long, long time before you or I say, “Hey, let’s buy a quantum computer for the garage.” It’s going to be off the cloud and time share. And so having a ubiquitous programming language to run your programs is going to be really, really important.

MR. KLYMOCHKO: That makes a lot of sense. Now, there’s a theme — you took IonQ public, the first quantum play in the public markets. And now with Horizon Quantum, the first quantum software play. So there’s a theme of quantum computing. Now, from a macro top-down level, why are you so excited about quantum and what should investors sort of look for?

MR. YOU: Well, once again, it fits with my theme of getting an excellent company but being a little bit early. So they aren’t going to have the immediate alternative of going public through a traditional IPO. I think IonQ is an example — went public in 2021. I think just now it could go public with a traditional IPO. So we kind of in a positive way jumped the gun early, but once again, using my premature infant analogy, you have to be really careful and nurture it well. And clearly after AI, quantum computing will be the next wave in technology. It’s going to be significantly smaller than AI, but it’s a worthy place where the next great developments in technology will occur. And just as an aside, Julian, I am hustling and would like to present another De-SPAC as soon as I possibly can in the AI area because that’s just incredible.

MR. KLYMOCHKO: And I really like your perspective with respect to the SPAC vehicle in terms of bringing an earlier stage growth opportunity to the public markets because we don’t really get to see that opportunity often. And the theme is technology investing specifically — it’s kind of gone the other way in that so many of these growth opportunities are staying private for longer. You’re hearing about a potential IPO of OpenAI at a trillion dollar valuation. Like, is there anything left for the public market?

MR. YOU: I kind of feel like it’s a little too late. And this is no critique of anyone or anything. You know, you have to respect the companies that want to stay private for different reasons. But you need a critical mass of net worth to participate in these private rounds. In the last year, I’ve unsuccessfully tried to buy a little bit of Anthropic, but it doesn’t happen. So I actually truly and sincerely feel that making opportunities like this available for retail investors is important and important for the health of the whole ecosystem because from a broad macro perspective, we normally trend around 6,000 public companies in the United States. It’s down to below 4,000 now. And so a bunch of companies, as you’ve aptly pointed out, Julian, have delayed going public, but also there was a wave of companies taken private by all the PE firms. But fundamentally, you hit the nail on the head. The mom and pop investor has lost out on a lot of opportunity. And so when I have discussions with regulator types or industry types, I say, “Look, everyone has to be discerning relative to the SPAC product or framework, but when applied correctly, it serves an incredibly useful purpose to broaden the investment opportunities for the typical investor.”

MR. KLYMOCHKO: And with that, I should say that with these earlier stage opportunities, of course, way more upside, but also more risk because they are earlier stage. Sometimes even pre-revenue, not profitable yet. And a lot of these firms that are delaying their IPO until they’re much more mature — however, much of the growth opportunity has passed and was only in the private market. And with that, sort of thinking on the risk side, is there any advice you’d give long-term investors trying to navigate today’s technology investing landscape?

MR. YOU: Well, in terms of De-SPACs in particular, I think it gets back to quality of management, making sure that the company has finite needs for capital and is not a capital hog — for lack of a better way of saying it — because you don’t want a company that is going to have to keep going back to the market for more capital. And then I think what we have tried to do in all our companies — and it’s a facet of what’s made Warren Buffett and Berkshire Hathaway so successful, and also I’d have to say Broadcom — is investing in companies that truly have a great moat around them and protection. Because in the end, that’s the best way to assure that management has time to respond and react, but not get whipped around by pricing and other competitive pressures. So we always look for capital efficiency, good return on invested capital, having the moat, and then — if you look at our presentation material, Julian — we say that we favor all-weather assets because in the end, I’m too busy, also getting older. I don’t want to worry about all the economic cycles, don’t want to worry about all the geopolitics. As an example, two De-SPACs ago, we took Planet Labs public, the satellite imagery company. And if people need satellite images, they need it regardless of whether it’s for agriculture or for governmental and particularly military uses. So you’ll see, relative to the Iranian nuclear reactors, there are photos and they’re attributed to Planet Labs. Some of the recent photos for the unfortunate situation we have in Iran now, they’re also attributed to Planet Labs. And so that was basically a conscious decision to make sure that something is just riding a big macro trend that you don’t have to worry as much about the economic cycle or geopolitics.

MR. KLYMOCHKO: And related to that, your notion of not being a capital hog for the company that you’re backing. And I think that’s a very important notion because, as someone who’s been through their share of cycles, sometimes the capital markets close. And if it’s a capital incinerator or sucking up a lot of capital and the equity window is closed, then typically it’s not good news for the company or it runs out of money.

MR. YOU: And this is almost tautological, Julian, but if you look at correlates to stock price performance, the best one by far — if your listeners have a statistical bent, the R-squared or how correlated different factors are — the best one by far is return on invested capital. So you just have to be capital efficient. You have to have a low denominator, but you have to make money. So companies like Nvidia — and I get to see it ringside at Broadcom — these companies are making operating margins into the 60s or 70s. The free cash flow margin is 50%. I mean, they obviously have high returns on invested capital. Imagine if you have a business and you know that every dollar of revenue, 50 cents is coming to the owners of the business. It’s pretty profound.

MR. KLYMOCHKO: And just to double click on that, you did mention one theme that you are also looking into is AI. And that sort of capital hog comment — and I look at some of the frontier large language model companies and the amount of capital that they’re utilizing is just exceptional. Do you think that business model — as you get more into the AI sector from an investment standpoint — do you think at some point in time they will generate a good return on capital there? What are your thoughts on kind of where the value creation is?

MR. YOU: My shocking frank answer is no one knows. Not even the people at the hyperscalers know. I don’t know if Dario or Sam know deep down in their heart when and whether they’re going to get a return for all the capital that’s been invested. But I will say why I think the area is so profound — I think this year’s CapEx in total is going to be almost a trillion dollars. There are — what I think investors haven’t seen and there haven’t really been many opportunities, so I’d love to surface one up as quickly as I can — there are a lot of people in that food chain that are private and are making tons of money right now. So that to me is the next great company to go public. The LLMs, as they’ve espoused publicly, are trying to go public before the end of the year. There are the obvious ones like Broadcom and Nvidia. I mean, selling these chips is pretty lucrative, but there are a whole lot of other people who are making incredible amounts of money that are still private.

MR. KLYMOCHKO: Yeah, and just the scale of the capital investments and the revenue and then the profits that Nvidia is generating is just absolutely incredible. Now with that, partly wrapping it up, Harry, is there anything else on Horizon Quantum that we haven’t chatted about? Anything you’d like to highlight for investors?

MR. YOU: Well, we are coming out — and this goes back to the Morgan Stanley experience I described. You have to price things at the beginning properly. And obviously I’m biased and I’ll give that caveat. But the statistic I always tell founders is — and this is just roughly off the top of my head — I think Mary Meeker, who was a famous analyst, compiled the data a while ago, but basically when you look at IPOs — and this is why your listening audience has to be cautious — only 25% of IPOs are at higher than the IPO price a year later. And of the 75% who aren’t at the IPO price, half of them will never get above the IPO price, which is kind of scary. And so at Morgan Stanley, what we tried to do is make sure we price things properly. So Horizon is being priced at a very attractive level. It has a de minimis amount of revenue, but it’s being valued — before this going public infusion of capital — at $500 million. So it’s well less than the two, three billion dollars that other sort of early stage quantum computing hardware companies are going public at. And then I think part of it also, Julian — and this is a great way to end — is just one’s fundamental commitment. So I and the other LPs in our sponsor group, Joe Fitzsimons — who’s the CEO I referred to earlier — and all his management team, we are happily locked up for two years. So we’re not looking to bail out. We want to make sure the premature infant, to extend my analogy one last time, gets off to a good start. So we’re not hindering the stock price needing to raise capital or having people dump shares early on. And that I think is a great fundamental thing for your listeners to look for. These little poker tells of whether someone is truly sincere — whether it’s management or the sponsor group is sincere and they’re long-term committed. That’s probably one of the most important signals.

MR. KLYMOCHKO: And that’s a really important point you make with respect to the valuation and leaving money on the table for the next investors. And I find that’s how the best deals are done — if everyone has a chance to do well. And your current SPAC ticker symbol DMYY — once the merger closes, Horizon Quantum will be public under the ticker symbol HQ. And with that, Harry, wish you the best of luck with Horizon Quantum and of course, your next SPACs. And we’re excited to see what’s next after that as well.

MR. YOU: No, would love to talk in the future about another potential transaction. So Julian, thank you so much for your time and it’s really been enjoyable speaking with you.

MR. KLYMOCHKO: Thanks, Harry. Bye, everyone.

[End of transcript]

About Horizon Quantum

Horizon Quantum’s mission is to unlock broad quantum advantage by building software infrastructure that empowers developers to use quantum computing to solve the world’s toughest computational problems.

Founded in 2018 by Dr. Joseph Fitzsimons, a leading researcher and former professor with more than two decades of experience in quantum computing, the company seeks to bridge the gap between today’s hardware and tomorrow’s applications through the creation of advanced quantum software development tools. Its integrated development environment, Triple Alpha, enables developers to write sophisticated, hardware-agnostic quantum programs at different levels of abstraction. Learn more at www.horizonquantum.com.

About dMY

dMY is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Additional Information about the Business Combination and Where to Find It

In connection with the previously announced Business Combination, Horizon Quantum and Horizon filed a registration statement on Form F-4 relating to the Business Combination and certain other matters (the “Registration Statement”), which includes a preliminary proxy statement of dMY and a preliminary prospectus of Horizon Quantum with respect to the securities to be offered in the Business Combination. The Registration Statement became effective on February 17, 2026. The same day, dMY filed and mailed a definitive proxy statement/prospectus (the “Proxy Statement”) to its shareholders as of the record date established for voting on the Business Combination. The Proxy Statement contains important information about the Business Combination and the other matters to be voted upon at a special meeting of shareholders of dMY (the “Special Meeting”). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. dMY, Horizon Quantum and Horizon may also file other documents with the Securities and Exchange Commission (the “SEC”) regarding the Business Combination. dMY’s shareholders and other interested persons are advised to read the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials contain important information about dMY, Horizon Quantum, Horizon, and the Business Combination. The documents filed by dMY, Horizon Quantum and Horizon with the SEC also may be obtained free of charge upon written request to dMY at dMY Squared Technology Group, Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

Horizon Quantum, Horizon and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on April 3, 2025 (the “dMY Annual Report”) or its subsequent quarterly reports. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the Business Combination is set forth in the Proxy Statement for the Business Combination. Information concerning the interests of Horizon Quantum’s, Horizon’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, is set forth in the Proxy Statement relating to the Business Combination.

Disclaimer

Past performance by Horizon’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum, Horizon or dMY will, or are likely to, generate going forward.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements” with respect to dMY, Horizon Quantum and Horizon. The expectations, estimates, and projections of the businesses of Horizon Quantum, Horizon and dMY may differ from their actual results and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “anticipate,” “intend,” “may,” “will,” “could,” “should,” “potential,” “plan” and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements include, without limitation, expectations related to the closing of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and Proxy Statement, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by dMY, Horizon Quantum or Horizon; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond dMY’s, Horizon Quantum’s, or Horizon’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and dMY, Horizon Quantum and Horizon therefore caution against placing undue reliance on any of these forward-looking statements.

Many of these factors are outside of the control of dMY, Horizon Quantum and Horizon and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement, dated as of September 9, 2025, by and among dMY, Horizon and Horizon Quantum and the other parties thereto (the “Business Combination Agreement”); (2) the ability to successfully or timely consummate the private placement of an aggregate of approximately $111.9 million of Horizon Quantum’s Class A ordinary shares with certain institutional and accredited investors, qualified institutional buyers and strategic investors (the “PIPE Transaction”); (3) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination and the Business Combination Agreement; (4) the inability to complete the Business Combination, including due to the failure to obtain approval of the shareholders of Horizon and dMY or other conditions to closing the Business Combination; (5) changes to the structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (6) Horizon Quantum’s ability to scale and grow its business, including through the use of proceeds of the PIPE Transaction, and the advantages and expected growth of Horizon Quantum; (7) the cash position of Horizon Quantum following the closing of the Business Combination; (8) the inability to obtain or maintain the listing of Horizon Quantum’s securities on the New York Stock Exchange, the NYSE American, or Nasdaq following the Business Combination; (9) the risk that the announcement and pendency of the Business Combination disrupts Horizon’s current plans and operations; (10) the ability to recognize the anticipated benefits of the Business Combination and PIPE Transaction, which may be affected by, among other things, competition, the ability of Horizon Quantum to grow and manage growth profitably and source and retain its key employees; (11) costs related to the Business Combination; (12) changes in applicable laws and regulations or political and economic developments; (13) the possibility that Horizon Quantum may be adversely affected by other economic, business and/or competitive factors; (14) Horizon Quantum’s estimates of expenses and profitability; (15) the amount of redemptions by dMY public shareholders; (16) difficulties operating Horizon Quantum’s quantum processor and the possibility that the quantum processor does not provide the advantages that Horizon Quantum expects; (17) the ability to successfully or timely consummate the PIPE Transaction; (18) the ability of Horizon Quantum to integrate access to its quantum computing test bed within its Triple Alpha platform; (19) the ability of our coding languages to provide additional abstraction when compared to other quantum computing solutions; (20) the entry into the side letter, dated December 4, 2025, as amended, among Horizon Quantum, Horizon, dMY, and IonQ, Inc. (the “Side Letter”), and our ability to recognize the benefits of the Side Letter; (21) other risks and uncertainties included in the “Risk Factors” sections of the dMY Annual Report, dMY’s other filings with the SEC, and the Registration Statement and other documents filed or to be filed with the SEC by Horizon Quantum, Horizon and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum, Horizon and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Business Combination. This communication also does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Investor contact

Katherine Bailon

investors@horizonquantum.com

Media contact

Yanina Blaclard
media@horizonquantum.com